Upon notice duly given, a special meeting of shareholders of Calvert First Government Money Market Fund, a series of First Variable Rate Fund for Government Income (the "Fund"), was held on September 20, 2013, for the purpose of voting on the merger of the Fund into Calvert Ultra-Short Income Fund, a series of The Calvert Fund. With regard to the item being voted, the merger was approved with the following votes:

Affirmative:	32,623,484
Against:	8,213,317
Abstain:	2,732,647